Direct Line: 202.639.7078 Fax: 202.639.7003
May 16, 2011

CORRESPONDENCE VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

  Re:
  New Mountain Finance Corporation

Ladies and Gentlemen:

        On behalf of New Mountain Finance Corporation, a Delaware corporation (the "Company"), and pursuant to the conversation that the undersigned had with Mr. Ganley, Senior Counsel in the Securities and Exchange Commission's Division of Investment Management (the "Division"), we are submitting via correspondence the Company's draft financial statements for the first quarter of 2011, the final version of which will be filed as part of the Company's Pre-Effective Amendment No. 4 to the Company's Registration Statement on Form N-2 filed on July 22, 2010 (the "Registration Statement") relating to the registration of shares of the Company's common stock, par value $0.01 per share.

        The filing fee of $14,260 was paid by wire transfer to the Securities and Exchange Commission, Account Number 152307768324, US Bank, ABA No. 081000210 on July 9, 2010.

        Please direct any questions or comments that the Staff may have with regard to the filing to the undersigned at the above-referenced number.

Sincerely,
/s/ VASILIKI B. TSAGANOS Vasiliki B. Tsaganos
cc:
Robert A. Hamwee (New Mountain Finance Corporation)
Adam Weinstein (New Mountain Finance Corporation)